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AB 3/29

SEC FILE NUMBER
8-51721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

REID & RUDIGER, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Rudiger, Jr - Managing Member (212) 785-0500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward J. Rudiger, Jr., Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reid & Rudiger, L.L.C. (Company), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2010
Bineeta Singh



Edward J. Rudiger, Jr., Managing Member

Sworn and subscribed to before me this 27th day of February, 2007.

This report contains (check all applicable boxes): **Page**

Reid & Rudiger, L.L.C.
(SEC I.D. No. 8-51721)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL


SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.
185
SECTION



Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Reid & Rudiger, L.L.C.

We have audited the accompanying balance sheet of Reid & Rudiger, L.L.C. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, L.L.C. at December 31, 2006, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CPA's, PLLC

New York, NY
February 23, 2007

REID & RUDIGER, L.L.C.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash	$ 202,420
Cash - restricted - See Note 6.	40,663
Receivable from clearing broker	38,978
Clearing deposits	25,000
Marketable securities, at fair value	9,237
Prepaid expenses	22,720
Other receivables	4,000
Property and equipment,	
net of accumulated depreciation and amortization of $120,611	191,233
Total Assets	$ 534,252

LIABILITIES AND MEMBER'S EQUITY

Bank overdraft	$ 20
Accounts payable and accrued expenses	63,500
Total Liabilities	63,520
Contingencies - See Note 6.	-
Member's equity	470,732
Total Liabilities and Member's Equity	$ 534,252

See accompanying notes.

REID & RUDIGER, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 1,419,530
Interest income	2,765
Other income	12,002
Total Revenues	1,434,297
Costs and Expenses:	
Salaries and related taxes	944,791
Professional fees	204,530
Guaranteed payments to members	165,986
Rent	84,158
Office supplies and expense	59,743
Travel and entertainment	51,452
Employee benefits	48,386
Clearing expenses	44,570
Telephone	40,345
Equipment rental	24,989
Quotations and research	23,271
Computer expenses	22,771
Depreciation and amortization	22,262
Postage and delivery	21,692
Registration and license	18,001
Administrative fees paid to parent Company	12,000
Insurance	5,908
NYS LLC fee	500
SIPC fee	150
Total Costs and Expenses	1,795,505
Net (Loss)	$ (361,208)

See accompanying notes.

REID & RUDIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net (Loss)	$ (361,208)
Amortization and depreciation	22,262
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in cash - restricted	(40,663)
(Increase) in receivable from clearing broker	(13,332)
(Increase) in receivable from clearing deposits	(15,000)
(Increase) in receivable from marketable securities, at fair value	(9,237)
Decrease in receivable from officer	45,000
(Increase) in receivable from prepaid expenses	(22,720)
(Increase) in receivable from other receivable	(4,000)
(Decrease) in bank overdraft	(24,080)
Increase in accounts payable and accrued expenses	42,500
Net Cash (Used) By Operating Activities	(380,478)
Cash Flows From Investing Activities:	
Equipment purchased	(213,495)
Net Cash (Used) by Investing Activities	(213,495)
Cash Flows From Financing Activities:	
Member's contributions	745,000
Net Cash Provided by Financing Activities	745,000
Net Increase In Cash	151,027
Cash at beginning of the year	51,393
Cash at end of the year	$ 202,420

See accompanying notes.

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Total Member's
Balance, January 1, 2006	$ 86,940
Member's Contribution	745,000
Net (Loss)	(361,208)
Balance, December 31, 2006	$ 470,732

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger L.L.C., ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Panache Holding, L.L.C and is a member of the National Association of Securities Dealers, Inc.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and Pershing LLC (PER), securities transactions of the Company are cleared through (PER), and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by (PER).

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable From Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing broker (PER) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2006. The amount due from the clearing broker (PER) is $38,978.

Clearing Deposit

The Company maintains a separate account with a cash balance of $25,000.

Income Taxes

The Company is a limited liability Company taxed as a partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The company files a consolidated tax return with its parent company, Panache, LLC and the members of Panache, LLC are individually responsible for reporting their share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $210,730, which was $205,730 in excess of the amount required.

4. COMMITMENTS

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASE OF PREMISES

The Company entered into a five year lease during 2006 which expires on October 11, 2011. The Company occupies offices at 110 Wall Street, NYC. The monthly rent is approximately $10,000 per month plus annual escalations.

6. RESTRICTED CASH

The Company in lieu of posting a rental security deposit used a Letter of Credit drawn in favor of 110 Wall Street., LLP at Citibank for approximately $40,000 which is collateralized by a Citibank CD for $40,663.

REID & RUDIGER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:	
Total member's equity	$ 470,732
Deductions and/or charges:	
Non-allowable assets:	
Cash - restricted	40,663
Prepaid expenses	22,720
Other receivable	4,000
Property and equipment	191,233
Net capital before haircuts on securities positions	212,115
Haircuts on securities positions	1,386
Undue concentration	-
Net Capital	$ 210,730
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 63,520
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,235
Minimum net capital required	$ 5,000
Excess net capital	$ 205,730
Excess net capital at 1,000%	$ 204,378
Percentage of aggregate indebtedness to net capital is	30%

The above computation differs from the December 31, 2006 computation of net capital filed of net capital filed electronically by Focus Rorm X-17A-5 Part IIA
The reconciliatin is as follows:

Excess net capital per Focus Form X-17A-5 PartA	$ 237,406
Write off of old outstanding checks	5,797
Reclass of restricted cash to a non-allowable asset	(40,663)
Adjustment of accruals	3,055
Adjustment of Haircuts	135
Excess net caapital per audited report	$ 205,730


Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Reid & Rudiger, L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Reid & Rudiger, L.L.C. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPA'S, PLLC

New York, NY
February 23, 2007

END